FOR IMMEDIATE RELEASE

                 MIHL TO FURTHER FOCUS ITS MANAGEMENT STRUCTURE


          15 December 1999 - -MIHL (NASDAQ: MIHL), the NASDAQ and AEX listed international television and internet platform operator and software technology group, today announced a restructuring to advance the group's 3-pronged business strategy focussing on television, technology and the Internet.

          Effective 1 January 2000, a senior member of management will be responsible for global operations for each line of business. Jim Volkwyn will head up MIHL's TV platform operations, while Hans Hawinkels will spearhead the Internet operations. Mindport and OpenTV will continue to be run by Steve Oldfield and Jan Steenkamp, respectively. These changes will sharpen MIHL's focus within each of the lines of business and enable it to develop interactive TV, internet and technology opportunities more rapidly.

          Furthermore, Steve Ward, a partner with PriceWaterhouseCoopers in the Netherlands, will join as Chief Financial Officer as of 1 January 2000. While at PriceWaterhouseCoopers, Steve was involved in advising multinational companies and became familiar with the operations and finances of MIHL. Steve's knowledge of international accounting and his wide-ranging financial experience will further strengthen the financial capabilities of the group.

          In making the announcement, Cobus Stofberg, Chief Executive Officer of MIHL, remarked: "These changes in corporate structure were prompted by the growth of MIHL's 3-pronged business strategy of television, technology and internet. The new reporting lines will help us to make decisions quicker in a rapidly evolving industry."


Contact:
Allan Rosenzweig, MIHL                       Tel: 0931 23 556 2870
                                             Cell: 0931 653 408 931

Adrian Shaw/ Burson-Marsteller, London       Tel: + 44 171 300 6248
Christine Grob